Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

September 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 22, 2022
File No. 333-265206

Ladies and Gentlemen:

Bull Horn Holdings Corp. (the “Company,” “Bull Horn,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2022, regarding Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission on August 22, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Registration Statement on Form S-4

Closing Conditions, page 95

1.	Please note that we continue to evaluate your responses to prior comments 4 and 5 and may have additional comments.

We acknowledge that the Staff continues to evaluate our responses to prior comments 4 and 5.

Information About Coeptis

Collaborations for Product Development - Research and Development, page 181

2.	We note your disclosure that “[t]he global multiple myeloma market was $19.48 billion in 2018 and is expected to reach $31 billion by 2026.” We direct you to prior comment 41 from our June 22, 2022 letter. Please revise to disclose the countries or jurisdictions where Vy-Gen is seeking regulatory approval for its drug product candidates and disclose the total addressable market in those countries and jurisdictions.

In response to the Staff’s comment, we have revised the disclosure on pages 181 and 186 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 12, 2022

Statera BioPharma, page 183

3.	We note your disclosure on page 183 that in August 2022, Coeptis and Statera mutually agreed to terminate their “strategic agreement.” In an appropriate location, please revise your disclosure to indicate how, if at all, this development impacted the Bull Horn board of directors’ view of the consideration to be paid for the Business Combination, the Vantage Point Opinion that supported the amount of the consideration to be paid for Coeptis, and the Bull Horn board of directors’ conclusions that the Merger Agreement, the Business Combination and the Plans of Merger, were advisable, fair to, and in the best interests of, Bull Horn and its shareholders.

We respectfully advise the Staff that the Vantage Point Opinion did not attribute substantive value to the strategic agreement with Statera because the agreement merely gave Coeptis the exclusive right to negotiate a definitive agreement and the consummation of the transaction with Statera was contingent upon the successful negotiation of a definitive agreement and satisfaction of a number of closing conditions, including a financing contingency. Accordingly, the termination of the strategic agreement did not have an impact on the Bull Horn board of directors’ view of the consideration to be paid for the Business Combination, the Vantage Point Opinion that supported the amount of the consideration to be paid for Coeptis, and the Bull Horn board of directors’ conclusions that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, Bull Horn and its shareholders. We have added disclosure on page 116 of the Amended Registration Statement to clarify the foregoing.

* * *

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions or require additional information, please do not hesitate to contact our counsel, Joshua N. Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP